Prospectus Supplement No. 3
Filed Pursuant to Rule 424(b)(3)
Filed December 17, 2010
Registration Statement No. 333-168033

PROSPECTUS SUPPLEMENT NO. 3

ARDENT MINES LIMITED

This Prospectus Supplement No. 3 to the Prospectus declared effective by the Commission on July 20, 2010 is being filed to disclose the following matters regarding Ardent Mines Limited (the “Company”):

The Company also files herewith the following materials which the Company has filed with the Commission since the filing of the Prospectus on July 20, 2010:

The Company’s Report on Form 8-K, filed with the Commission on December 16, 2010.

The first date on which this Prospectus Supplement will be used is December 17, 2010.

The date of this Prospectus Supplement No. 3 is December 17, 2010.

Prospectus Supplement No. 3 is dated December 17, 2010

TABLE OF CONTENTS

Report on Form 8-K, filed with the Commission on December 16, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EARLIEST EVENT REPORTED – DECEMBER 12, 2010

ARDENT MINES LIMITED
(Exact name of Registrant as specified in its charter)

NEVADA	000-50994	88-0471870
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation)	File Number)	Identification Number)

100 Wall Street, 21st Floor
New York, NY 10005
(Address of principal executive offices)

561-989-3200
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 1.01.	Entry into a Material Definitive Agreement.

Exploration and Acquisition Agreement to Acquire Capri General Trading Co. Ltd.

On December 12, 2010, Ardent Mines Limited (the “Company”) entered into an Exploration and Acquisition Agreement (the “Agreement”) with Afrocan Resources Ltd. (“Afrocan”), a company incorporated in British Columbia, Canada.  Afrocan owns 100% of all issued and outstanding shares of Capri General Trading Co. Ltd. (“Capri”), which is the legal and beneficial owner of 100% of all mineral rights as per Tanzanian License No. PL 1761/2001 (the “Shenda License”). The Shenda License is the mineral rights for a property situated approximately 53 kilometers West North West of Kahama in the Bukombe District, in the Shinyanga Region of Tanzania. Subject to the closing of the transaction, Capri will become a wholly owned subsidiary of the Company.

Pursuant to the Agreement, the Company intends to conduct exploration activities at the property covered by the Shenda license (the “Shenda Property”) over the following twelve months (such costs, the “Exploration Costs”).  In the event that the Company shall ascertain commercially available and commercially exploitable reserves of not less than Four Hundred Thousand (400,000) ounces of gold at the Shenda Property, the Company shall acquire all of the issued and outstanding equity interests in Capri (the “Capri Shares”) from Afrocan.  In exchange for the acquisition of the Capri Shares, the Company shall issue to Afrocan shares of the Company having an aggregate value of Nine Million U.S. Dollars ($9,000,000) (the “Ardent Shares”).  The price per share shall be determined at the lower of Five U.S. Dollars ($5.00) per share or the average closing price of the publicly traded common stock of the Company on the five (5) consecutive days prior to the closing.  In the event that the Exploration Costs exceed Three Million U.S. Dollars ($3,000,000), the number of Ardent Shares to be delivered shall be reduced accordingly, so that the total value of the purchase price shall not exceed Twelve Million U.S. Dollars ($12,000,000).

The closing of the transaction is subject to final due diligence satisfactory to the Company and the completion and execution of detailed long form agreements supplementing the terms and conditions of the Agreement, including, without limitation, representations regarding the validity of the assessments of all gold ore reserves, the status of all government licenses and related matters. The Company and Afrocan have agreed to exclusivity and not to solicit or negotiate any alternative transactions.

Following the closing, the Company shall undertake to raise such funds as are necessary for the development of mining operations at the property covered by the Shenda License and the general operating expenses of the Company.

Item 8.01.	Other Events.

On December 14, 2010, the Company issued a press release, attached hereto as Exhibit 99.1, announcing the appointments of new directors to the Board.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description of Exhibit.

Exhibit 99.1	Press Release dated December 14, 2010.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ARDENT MINES LIMITED

By:	/s/ Leonardo Alberto Riera
	Name:	Leonardo Alberto Riera
	Title:	President

Date: December 15, 2010

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Ardent Mines Announces Agreement for Gold Exploration and Exploitation in Tanzania

Dec. 14, 2010 (PR Newswire) --

NEW YORK, Dec. 14, 2010 /PRNewswire/ -- Ardent Mines Limited ("Ardent" – OTC Bulletin Board: ADNT) announces signing of definitive agreement for exploration and exploitation of promising gold property in Tanzania. The property in Tanzania shows indicative potential for 500,000 to 1,000,000 ounces of gold mineral reserves, including high grade areas.

The agreement was signed with Afrocan Resources Ltd., a Canadian company that owns Capri General Trading Company Ltd., which in turn controls the mineral rights on a highly promising, licensed Gold property in Tanzania (the "Shenda License"). The transaction would provide Ardent with 100% of Capri and the mineral rights on a property of approximately 10 square kilometers situated approximately 53 kilometers West North West of Kahama in the Bukombe District, in the Shinyanga Region of Tanzania.

"Shenda was prospected in the past by Anglo Gold Exploration, Ltd. and subsequently by Barrick Exploration Africa, Ltd.," explained Brian Barret, CFO of Afrocan Resources. "Approximately 2,000 meters of drilling were completed, and significant additional geological work has been done in the property, which includes areas of very high tenor, in some cases exceeding 60 grams per ton," added Barrett. "Anglo and Barrick did not pursue the project at a time when gold prices were low, on the premise that the estimated reserve was only of 500,000 to 1 MM ounces of gold, smaller than the normal standard required by a major mining company to organize a significant operation. But under current market circumstances, Shenda is a very attractive property, and we are delighted to have reached an agreement with Ardent Mines in order to complete the exploration work, and subsequently develop Shenda."

"Our agreement with Afrocan Resources is a two-phase arrangement," stated Leonardo Riera, President and CEO of Ardent Mines. "In a first phase Ardent will conduct further exploration in the property, and will determine the areas of higher potential in order to build a solid mining plan. The previous work conducted in the property by major companies, areas of high gold concentration within Shenda, all tied to current high prices for gold, and increasing gold production activity in Tanzania indicate particularly attractive attributes regarding this property. The second phase of our arrangement in Tanzania will focus on implementation of the mining plan and exploitation of gold mineral reserves which may be found to be commercially viable."

In other company news, Riera mentioned that the due diligence on Rio San Pedro Mineracao in Brazil continues and that progress on that large and complex transaction is expected to follow on through the first two months of 2011. "In any event, Ardent will continue to pursue the other projects we have been evaluating, including Shenda in Tanzania, two other prospects in Brazil, and a highly attractive transaction in Peru.  We intend to continue working even during the holidays in some of these negotiations, and we will inform the markets in a timely manner regarding the status and progress of these matters," concluded Mr. Riera.

About Ardent Mines Limited:

Ardent is positioning itself to develop mining operations throughout the world.  Ardent is an exploration stage company, and is presently researching and negotiating acquisitions, acquiring financing and assembling staff.

Forward-Looking Statements

This press release contains "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements are based upon our current expectations and speak only as of the date hereof. These forward-looking statements are based upon currently available competitive, financial, and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Our actual results may differ materially from those expressed in any forward-looking statements as a result of various factors and uncertainties. Ardent cannot provide assurances that any prospective matters described in the press release will be successfully completed or that Ardent will realize the anticipated benefits of any transactions. Various risk factors that may affect our business, results of operations and financial condition are detailed from time to time in the Current Reports on Form 8-K and other filings made by Ardent with the U.S. Securities & Exchange Commission. Ardent undertakes no obligation to update information contained in this release.

SOURCE Ardent Mines Limited

Source: PR Newswire (December 14, 2010 - 9:15 AM EST)

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